BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

August 25, 2020

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Prospect Flexible Income Fund, Inc. (formerly known as TP Flexible Income Fund, Inc.) File No. 333-230251

Dear Ms. Rossotto and Ms. Fettig:

On behalf of Prospect Flexible Income Fund, Inc. (formerly known as TP Flexible Income Fund, Inc.) (the “Company”), set forth below are the Company’s responses to certain of the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 20, 2020 regarding the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-230251) filed on August 6, 2020 (the “Registration Statement”). The Company will file a revised version of its Registration Statement responding to the comments from the Staff to the Registration Statement. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.           Please describe the purpose of the filing of the Registration Statement.

Response: The Company filed the Registration Statement to reflect a material amendment in its dealer manager agreement with its dealer manager, Triton Pacific Securities, LLC. Specifically, the amended dealer manager agreement increased the upfront sales load to up to 9.0% from up to 6.0% of the gross proceeds received from the sales of the Company’s Class A Shares, which includes an increase in the upfront selling commissions to up to 6.0% from up to 3.0% of the gross offering proceeds from the sales of the Company’s Class A Shares.

2.           Please amend the Registration Statement utilizing the current version of Form N-2 that went into effect on August 1, 2020.

Response: The Company will amend the Registration Statement utilizing the current version of Form N-2.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

August 25, 2020

3.           Please confirm that the upfront sales load of 9% of the gross proceeds from the sale of the Company’s shares is consistent FINRA guidelines.

Response: The Company so confirms. Specifically, FINRA Rule 2310(b)(4)(B(ii) provides that for direct participation programs like the Company, in determining the fairness and reasonableness or organization and offering expenses in connection with the distribution of a public offering, the arrangements shall be considered fair as long as the total amount of all items of compensation from whatever source payable to underwriters, broker-dealers, or affiliates thereof does not exceed an amount that equals ten percent of the gross proceeds of the offering.

4.            Please confirm the material terms of the Company’s license agreement, including the basis for termination of the agreement by either party.

Response: Effective August 4, 2020, the Company entered into a license agreement with Prospect Capital Investment Management, LLC, a Delaware limited liability company and an indirect affiliate of the Company’s investment adviser (the “Licensor”). The Licensor has registered the name “Prospect” as a registered trademark in the United States. Per the License Agreement, the Licensor granted the Company a non-exclusive, royalty-free license to use the name “Prospect” solely and exclusively as an element of the Licensee’s own company name and in connection with the conduct of its business. The License Agreement remains in effect only for so long as an affiliate of the Licensor remains the Company’s investment adviser and may be terminated by either part upon sixty (60) days’ written notice to the other party.

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If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Ms. Cynthia Beyea at (202) 383-0472.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for TP Flexible Income Fund, Inc.